Filed by Consolidated Papers, Inc.
                                       Pursuant to Rule 425 under the Securities
                           Act of 1933 and deemed filed pursuant to Rule 14-a-12
                                          of the Securities Exchange Act of 1934

                                      Subject Company: Consolidated Papers, Inc.
                                                  Commission File No.: 001-11359

           [Buck Evan's Address to the Annual Meeting of Shareholders
                              June 14, 2000]


                               SHAREHOLDER MEETING
                                  June 14, 2000

Good afternoon ladies and gentlemen, and welcome to the 96th and probably our last, Consolidated Papers Annual Shareholder Meeting.



In preparing my remarks for today, I felt a strong temptation to trace the history of this company. To talk about the success, the progress, we've shared over the years.

Then I thought about you: Consolidated's retirees, employees, shareholders, and board members. You and those before you, who represent the strength, the growth, and the very lifeblood of this fine company. You're the people who have written the history of Consolidated Papers. Now you're the same people looking to the future of this company.

While tracing the business history of Consolidated may be interesting; it's not the history that we will dwell upon. It's the recent past, the present, and the future we will address today.

First, let's review 1999 to put the current direction of our company in perspective.

The strength of our domestic economy (once again) worked for and against us, in 1999. Consumption of coated printing papers and packaging papers increased throughout the year as the United States economy hummed along. And yet, our sales were down 8 percent compared with record sales of 1998.



Foreign paper came to our shores in abundance last year. And by the way, it continues unabated today. So much so that increased demand, the new business, created by the robust economy, was and is supplied by imports. On top of that, foreign paper has even taken away some of the domestic producers' long established business.

The dollar was strong compared with foreign currencies, especially the Japanese yen and Korean won. American papermakers, Consolidated included, lost domestic market share to foreign competition.



Here's an example: Through the 1970s and 80s, Consolidated Papers was the dominant coated paper supplier in southern California. Our market share of free sheet coated grades (grades we produce here in Wisconsin Rapids) was over 20 percent. Today, we estimate that Japanese, Korean and other foreign paper manufacturers have 85 percent of the coated paper market in Southern California. Consolidated, Mead, SAPPI, Potlatch, Champion, and the other domestics are left to divide up the remaining 15 percent. Why? Because, we cannot compete with the Asian papermakers on our West Coast. Our delivered cost in 1999 and today is often higher than the purchase price of paper coming ashore from Japan and Korea.

Total sales slipped 8 percent in 1999, and our earnings fell to 73 cents a share, which is a significant decline from $1.13 per share in 1998 and $1.37 in 1997.

With declining market share and earnings, it was clear in 1999 that North America's largest and most successful coated paper manufacturer, Consolidated Papers, was heading down a dark and dangerous path if we didn't take immediate action--action to reverse the trend of rising costs, to increase productivity, to improve product quality, and to increase sales. Your management team worked diligently throughout the past several years to identify the problems and seek out opportunities. To solve the problems / and capitalize on the opportunities.

We began by selling off a non-core asset, Castle Rock Container Company. We permanently removed a 30,000-tons per year low profit margin paper machine at Niagara. Across the company, our permanent, full-time employee number dropped by 462 people.

We imposed tight capital budget constraints.

Looking ahead for a moment, in 2000, our capital budget is $106-million dollars, a 36 percent reduction compared to 1999 / and approximately $75-million below book depreciation.

We can and we will accomplish the objective of reducing our business costs. Our commitment to shareholders remains--to spend only on essentials: projects that improve quality and improve sales; equipment replacement to maintain efficiency; projects promising a return greater than the cost of capital; and, of course, safety programs and environmental projects.

We shaped and formed all of our actions within the framework of a Business Plan. You may recall we introduced this plan to you at our annual meeting last year.



The plan was designed to guide us; give us a roadmap toward improved efficiencies; better asset utilization and conservation; reduced costs; and improved customer, employee, shareholder, and community relations.

The Business Plan challenged us to improve the company's financial results. In 1999, we introduced CVA (Consolidated Value Added), to all management employees. CVA, you'll recall, helps bring together our vision, strategy, process, and people, to focus on improving our financial performance--return on the investment. CVA is pointing us in the right direction--value creation.

Beginning January 1 of this year, the old Consolidated incentive program was replaced with CVA.

You'll recall, a specific Business Plan objective, aligned with CVA, was to reduce costs by 100-million dollars over 1999 and 2000.

In 1999, we reduced our business costs by $38,023,000 and through May of this year, we've reduced costs an additional $22-million for a total of $60,000,000.

We still have 40-million dollars to go, and I can assure you we will achieve our goal, by continued manufacturing efficiencies, purchasing policy and procedure changes, reorganization, and when appropriate, outsourcing.

Employee relations was another area we identified as an area of concern. By empowering our employees, attacking pockets of bureaucracy, removing redundant layers of management, improving communications, and listening to and considering new ideas, we have been and will continue streamlining our organization.

At times, progress has been slow, but there is quantifiable progress being made.



It should be mentioned too that since the spring of 1999, your labor management teams and labor leaders have worked long and hard to reach fair and equitable long-term labor contracts. We have 6-year contracts in place with PACE, OPEIU, IBEW, UAJ, and HEREIU and I'm very pleased to announce that the IAM 655 local will be voting tomorrow on a contract that has full bargaining committee support.


[PAUSE]

On the sales side of our business, sales began improving in the third quarter of 1999. In some segments, notably publication and specialty papers, improvement continues today. The gains are driven in part by the strong United States economy; only modest foreign competition in these grades; and Consolidated's new direction, new programs, new products, and increased promotion. Unfortunately, coated free sheet grades, like those made in the Rapids Division and converted into sheets, are still experiencing softer demand.

Our Information Technology strategic plan is well along the road to completion. E-commerce is just around the corner.

Y2K came and went without a glitch thanks to the teamwork and dedication of the people who worked on the remediation project. And let's not forget most of the 18-million dollar cost was money that would have found its way to the bottom line if January 1, 2000 had not been an extraordinary event.

In many ways, 1999 was a successful year; a year of new initiatives; a year of management rededication; a turning point. A year of transition: new customers; manufacturing improvements; technical breakthroughs; new products, heightened staff efficiencies--thousands of loyal employees sharply focused on improving our business.

All of this, because over the past several years, it has become increasingly apparent that Consolidated Papers is on the cusp, whether struggling to compete against advantaged foreign paper producers, or much larger fully integrated domestic companies, yes, the company and the industry have reached a critical juncture--a crossroads requiring that we change. Change as an industry and as a company.

Please understand this, Consolidated Papers, if we are to continue to be a successful company, a viable employer, must remain a very important part of this changing industry. An industry undergoing consolidation. An industry focused on globalization. An industry soon to be dominated by a few large corporations.

The paper industry of North America has been in a ten-year slump--earning less than the cost of capital--unable to generate the capital required to stay in a high-stakes game. A game that now includes players from all over the world. New paper mills with state of the art technology in places like Indonesia, Malaysia, Finland, China, Korea, and Japan.

I know when you consider all the facts, you'll agree Consolidated should be merged into a larger, global company. / The paper industry is terribly fragmented. Efficiencies of scale realized by auto, chemical, steel, hotel, and other industries can't be realized in our industry. / With a company like Stora Enso, we will be able to realize efficiencies unobtainable at this time.

Presently, the top 10 companies in our industry worldwide represent only 20 - 30 percent of the total market. In most other industries, the top 10 companies have 80 - 85 percent of the market. After the merger, Consolidated Papers will become part of a top 10 company (actually Stora Enso is the world's largest or second largest) depending upon who is counting.

Larger companies like Stora Enso have access to lower cost capital. Larger companies can weather down cycles better.

And

The most efficient low-cost producers, and therefore most competitive, are larger companies. Consolidated Papers will benefit from Stora Enso's size, expertise, and global market strength. We look forward to benchmarking and incorporating their best practices.

Acquired capacity costs less than building new capacity, and that makes Consolidated Papers attractive to Stora Enso. We bring two-million tons of productive capacity to the Stora Enso family.

Fewer competitors means smarter competition, and Consolidated teamed up with Stora Enso in North America will be a powerhouse. Our sales people welcome the opportunity to represent both Consolidated Papers and Stora Enso products.

These are just a few reasons why consolidation makes sense for Consolidated.

[PAUSE]

The future looks bright for the coated paper industry, especially if you're part of a large company with a global presence like Stora Enso.

[PAUSE]

I mentioned at the beginning of my report that this will most likely be the last Consolidated Papers Annual Meeting. With that in mind--I will take this opportunity to say Ladies and Gentlemen, members of the Board, fellow employees and retirees--we've been through some really tough times together, and now we draw near to the transformation of a great company into an even greater company, Stora Enso.

As we bid Consolidated Papers Incorporated goodbye, we look with anticipation toward the dawning of a new era--the new Stora Enso.

Now here's our Chairman of the Board, George Mead.

George.

                        G.W. MEAD'S ADDRESS TO THE ANNUAL
                             MEETING OF SHAREHOLDERS
                             JUNE 14, 2000 - 2 P.M.
                                WISCONSIN RAPIDS



Today is a special occasion. After nearly 100 years, it is the final annual shareholder meeting for Consolidated Papers. As is our responsibility, and rightly so, we are here to report to you the events of the year and the economic health and well being of our company.

But I hope you will indulge me for a bit while I talk about some other factors. Many of you, our shareholders, are attached to Consolidated in multiple ways. You may also be an employee, retiree, parent of an employee, supplier of raw materials to the company, customer of ours, community neighbor or business person dependent upon our economic success for your business. We, for the most part, know each other on a first-name basis and depend upon each other in many ways. We are not global.

Today, we must also acknowledge the contributions of the good people that led us here and the global economic conditions that are taking us in new directions. In a while I want to talk about our vision of the future, and the good people who will take us forward.

But right now I want to recognize the vision and success of our ancestors, both yours and mine, who invested their working lives, their money, gave their ideas, performed the work, manufactured the product and built the "jewel" which we will shortly hand over to new leadership, Stora Enso.

A few years ago we celebrated the sixtieth anniversary of our relationship with one of our largest accounts, Time Inc. It was in the mid thirties that Peter Massay, George Mead, Bill Thiele, Gil Dickerman and Bert Raprager developed the famous Consolidated coater which transformed the coated paper business and became the basis for so many years of success for our Company. It wasn't easy, but it typified the kind of hard-working dedication which has been characteristic of Consolidated's success over the years. The folks at Time Inc. thought enough of the anniversary to present us with a montage of the first covers of many of their magazines. It hangs directly outside my office.

Why would one of our customers care that much? Naturally, we all try hard to provide good products with a fair price in a timely manner. But there is more to it than that. Consolidated has character. We are responsible.

Time Inc. is not our oldest account. But sixty-five years with a major relationship is indicative of our extremely high level of mutual respect which we share with all of our customers.

Am I saying that Consolidated is special? Yes, indeed. And Stora Enso recognizes that.

It certainly wasn't easy to develop Consolidated's world-wide reputation. Those of you who are or were our employees recognize that. The extra time, the extra effort were critical. Think of all of the skills! Engineers to design and build paper machines and dams and who saw how to improve upon them. Operators who not only ran and managed machinery, but also visualized and created improvements in products and processes. Craftsmen who not only kept the wheels turning, but who visualized ways to do it better. Technicians who not only measured and controlled quality, but also improved it. Managers who had to combine all of these skills plus providing the leadership and working conditions which encouraged truly superior performance.

We have done this within the framework of one of the toughest, most competitive and cyclical industries. We operate in an increasingly complex environment demanding new skills in areas such as information technology, developing personnel and finance. We are dependant upon natural resources, energy and capital, all scarce and all of which must be accurately and creatively allocated. A constant case of give and take.

We have been fortunate in being able to recruit the kind of talent, the kind of character, which is required to make this succeed. We are located in areas conducive to raising families and developing good relationships. But this, too, does not just happen, does not come automatically. We have all worked, each in our own way, to make our communities even better places to live. Consolidated has supported these endeavors, recognizing their importance.

I would like to pay my personal respects to the many mentors who helped me in my career. I'll mention a few: Ed Witte and Freeman Gilke, Mickey McCourt and the Murtfeldt brothers, Walter and Stanton Mead, Henry Baldwin and Ira Boyce, Clarence Jackson and Howard Richmond. Each a leader and a teacher. And these had predecessors, like those who were sent to Canada and returned: Miller, McCourt again, and Rowland. They were still here when I came. Before them were the founders, along with our grandfather, Jackson, Johnson, Witter and Nash, among others.

Our world has changed. Our customers and our competitors are becoming more and more global. Partnering with Stora Enso brings new assets, new abilities to assist us in competing in what is an increasingly difficult and treacherous world. As many have said to me, the merger with Stora Enso was not only inevitable, but the best of all possible solutions. This gives us a solid future in our industry, benefiting not just the shareholders, but employees, neighbors, suppliers, and customers. Any other route would have had greater risk. Instead, the breadth and depth of Stora Enso will bring new and exciting opportunities. Putting it simply, Stora Enso describes us as a platform. They are truly global, with mills in Europe, Canada and China and landholdings in South America and the Pacific basin. They were already the largest coated paper manufacturer in the world. We can improve world-wide logistics and balance orders between paper machines more efficiently. We can satisfy customers who want a single source of supply in various corners of the world. These important capabilities have not been available to us in the past.

But there is more. Our respective skills and technologies have been developed independently. This brings the opportunity to compare and improve, what is referred to as "benchmarking." Stora Enso's size brings a broader diversity of skills which we can utilize. They are good people, talented people. I am looking forward to working with them. I have already enjoyed and appreciated the interaction which is permitted to date.

You can see why I approach the future with optimism and enthusiasm. With full respect for all the many contributions of the past, we now can see our way clear to a challenging, yet positive and exciting future.

The transaction with Stora Enso is long and complex. Many regulations must be met, many approvals obtained. We appear to be on schedule.

As you realize, since collectively we will be taking 50 percent of our Consolidated stock value in Stora Enso stock, it was important to us that we be able to trade that stock easily in a United States market. Fortunately, Stora Enso had already begun the preliminary work to accomplish this and that has helped speed up this process.

The listing of Stora Enso stock in the form of an ADS, or American Depositary Share, the equivalent of their stock on the New York Stock Exchange, requires a filing with the Securities and Exchange Commission of what is known as an "F-4" registration statement (show). The substance of this document will also be the proxy that you will be receiving for our special shareholders' meeting to consider merging with Stora Enso. It is extremely thorough and complete: fortunately the first ten pages provide an excellent summary of the situation. We hope to get approval from the Securities and Exchange Commission in the next few weeks, at which time we can print the proxy and send it out to you. A Shareholders' meeting will be called for about four to six weeks after the proxy is mailed. This places the final stages of our transaction somewhere into August or September.

We had hoped to combine today's shareholder meeting with the final one, but state law required that we hold our regular annual meeting before the end of July, and it did not appear that the special meeting could be held until August, at least. Thus two meetings.

I hope I've made it clear that your Board, our executive management (scattered throughout the room) and I are unanimous in believing that this is far and away the best solution for the future success of what we now call "Consolidated." Is there sadness in a change this dramatic, in losing control of what in the past we have controlled? Of course. Are there concerns as to how some individuals may be affected? Again, of course. But the important thing is that we move into the future with the confidence that we have done the absolute best that could be done in assuring a prosperous future for our organization as a whole. I know that you will join us with the continuing support which we have enjoyed in the past.